Exhibit 19

Title: Form of Insider Trading and Confidentiality Notice

Purpose

Oshkosh Corporation has been a public company since its initial public offering in 1985. This memorandum confirms procedure which all personnel at every level must follow, arising from our responsibilities as a public company.

Policy

1.
Prohibition against Trading on or Disclosing Material Nonpublic Information.

It is the Company’s policy that all employees, officers and directors who become aware of any material information relating to the Company that has not been made available to the general public by press release or otherwise, and their immediate family members and other individuals in their household, are prohibited from purchasing or selling Company stock. In addition, it is the Company’s policy that all employees, officers and directors, and their immediate family members and other individuals in their household, are prohibited from directly or indirectly disclosing such information to any other person who may trade in Company stock. These prohibitions will be effective until the second business day following the day the Company makes such information available to the general public.

It is also the Company’s policy that employees, officers and directors who become aware of any material nonpublic information in the course of their employment or service with the Company relating to any other company, including the Company’s suppliers and customers, may not trade in that company’s securities until the information becomes public.

2.
Applicability of Policy to Transactions under Company Benefit Plans.

The insider trading prohibition does not apply to purchases of Company stock under the Company’s Employee Stock Purchase Plan that result from an employee’s periodic contributions of money to the Plan through payroll deductions under an existing election.

The insider trading prohibition does not apply to (a) exercises of employee or director stock options where the employee or director pays the exercise price in cash and does not fund the exercise price with the sale of Company stock or (b) exercises of tax withholding rights pursuant to which employees elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements.

3.
Confidentiality.

Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, whether or not for the purpose of facilitating improper trading in the stock. It is the Company’s policy that all employees, officers and directors must keep strictly confidential all material nonpublic information that such persons learn regarding the Company (and all material nonpublic information that such persons learn in the course of their employment or service with the Company relating to any other company).

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer under carefully controlled circumstances. Unless an employee, officer or director is expressly authorized to answer financial questions, he or she must refuse to comment, and instead refer the inquirer to the Company’s Chief Financial Officer or Senior Vice President of Communications.

Exhibit 19

Title: Form of Insider Trading and Confidentiality Notice

4.
Prohibition Against Hedging or Pledging Company Securities.

It is the Company’s policy that employees, officers and directors may not at any time engage in hedging or pledging relating to Company securities. Without limitation, the prohibition on hedging includes any financial instruments or other transactions that hedge or offset, or are designed to hedge or offset, any position relating to Company securities (including compensation awards), including prepaid variable forward contracts, equity swaps, collars, puts, calls and other derivative instruments and exchange funds.

The strictest compliance with these policies by all personnel at every level is expected. In fact, failure to observe them may result in serious legal difficulties for the offender, as well as the Company. A failure to follow their letter and spirit will be considered a matter of extreme seriousness.